EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-8 pertaining to the 2005 Omnibus Incentive Compensation Plan of El Paso Corporation of our reports dated February 26, 2009, with respect to the consolidated financial statements and schedule of El Paso Corporation as of December 31, 2008 and 2007 and for each of the three years in the period ended December 31, 2008, and the effectiveness of internal control over financial reporting of El Paso Corporation as of December 31, 2008, included in its Annual Report (Form 10-K) for the year ended December 31, 2008, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Houston, Texas
November 6, 2009